FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

[redacted] Tower, 16 Stanley Street, Central, Hong Kong.
丹利街十六號騏利大廈九樓
Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

08002967

Our Ref.: S/7911/94 LTO/kk

28 March 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 JUN -2 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith copy of the announcement dated 27 March 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
JUN 0 4 2008
THOMSON REUTERS

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

dw 6/3

华润创业有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

**Announcement of audited financial results by a subsidiary –
China Resources Jinhua Co., Ltd.**

On 26th March, 2008, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the audited financial results of CR Jinhua for the year ended 31st December, 2007 which will be published in the newspapers in the PRC on 28th March, 2008. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the audited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the audited financial results of the Company for the year ended 31st December, 2007. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 26th March, 2008, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of the Company, has reviewed and approved the audited financial results of CR Jinhua for the year ended 31st December, 2007 which will be published in the newspapers in the PRC on 28th March, 2008.

China Resources Jinhua Co., Ltd.

Summary of the audited consolidated profit and loss account for the year ended 31st December, 2007 and 31st December, 2006:

	From 1st December, 2007 to 31st December, 2007		From 1st December, 2006 to 31st December, 2006	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	875,610	961,153	840,414	922,518
Profit before income tax	58,613	64,339	66,316	72,795
Income tax	(5,419)	(5,948)	(5,317)	(5,837)
Profit for the period	53,194	58,391	60,999	66,958
Attributable to:				
Shareholders of CR Jinhua	42,537	46,693	41,381	45,424
Minority interests	10,657	11,698	19,618	21,534
	53,194	58,391	60,999	66,958

Notes:

(1) The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

(2) Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB0.911.

General

Shareholders should note that the above audited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51%. The audited results of CR Jinhua for the year ended 31st December, 2007 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 27th March, 2008

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him

(Deputy Managing Director). The non-executive directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END